EXHIBIT 99.2

BANCO SANTANDER OPTION AGREEMENT
FOR EXECUTIVES IN THE UNITED STATES

In Madrid, this twenty-ninth day of December two thousand and four

THE PARTIES:

For the first part, José Luis Gómez-Alciturri, holder of N.I.F. 13.681.580 - F, on behalf and in representation of Banco Santander Central Hispano (hereinafter referred to as “Santander” or the “Institution”), having its address for the purpose of this agreement in Boadilla del Monte (Madrid), Avda. de Cantabria s/n.

And for the second part, ___________________ , holder of N.I.F. ___________________ (hereinafter referred to as the “Officer” or the “beneficiary of the option”).

Both parties acknowledge their mutual capacity for entering into this agreement, and for such purpose state as follows:

RECITALS:

I.
Whereas, Santander, as part of its Human Resources policy concerning officers’ remuneration, has designed a remuneration plan linked to the performance of the stock exchange and the earnings per share of the share of the Institution.

II.	Whereas, the continuation of this plan (which refers to the period 2003-2006), is not assumed for subsequent years, either with respect to its design or its particular conditions.

III.	Whereas, this plan is implemented through the granting of a specific number of purchase options on shares of the Institution.

IV.	Whereas, both parties being in agreement with the designed plan, they have decided to enter into a share purchase option agreement in accordance with the following

CLAUSES:

ONE.- OBJECT OF THE AGREEMENT.

The object of this agreement is to regulate the conditions under which Santander grants to the Officer a series of options giving him/her the possibility of acquiring a specific number of shares of the Institution under the terms envisaged.

TWO.- NUMBER OF OPTIONS.

A total number of _______ purchase options are granted to the Officer, who accepts them.  Each option conveys the rights recognised herein.

THREE.- EXERCISE PRICE.

Each purchase option attributed to the beneficiary entails the right to acquire a share of Banco Santander Central Hispano, S.A., at the average weighted price listed on the Madrid Continuous Market  during the first 15 trading sessions in 2005 (Exercise Price).

FOUR. – EXERCISE CONDITIONS.

The exercising of the options assigned to the Officer participating in the plan will in any event be subject to the joint fulfilment of the following conditions:

4.1
That the revaluation of a Santander share (taking as the initial price the average weighted price of the first 15 trading sessions on the Madrid Continuous Market in 2005 and as the final price the average weighted price of the first 15 trading sessions on the same market in 2007) is higher than that corresponding to at least 20 of the 29 shares of the international financial institutions listed in section 4.3 of this Clause, weighted under the same terms. In order to determine the aforementioned revaluation, the dividends and other returns produced by each share will be understood as reinvested by their gross amount and at the share price resulting from the listed price at closing on which they are paid. Therefore, for calculating the revaluation, the following formula will be applied:

REV =	(PF – PI)	x NAR
PI

Where:

REV =	Revaluation

PF =	average weighted price of the first 15 trading sessions on the main market where each institution is listed in 2007

PI =	average weighted price of the first 15 trading sessions on the main market where each institution is listed in 2005

NAR =	1 + D1 / P1 + D2 / P2 + D3 / P3 +……………….+ Dn / Pn

Where:

D1 = first gross dividend (or any other return derived from the ownership of 1 share)

D2 = second gross dividend (or any other return derived from the ownership of 1 share)
.
.
.
Dn = nth gross dividend (or any other return derived from the ownership of 1 share) the payment date of which is prior to 1st January 2007

P1 = closing price of the share on its main market corresponding to the D1 payment day

P2 = closing price of the share on its main market corresponding to the D2 payment day
.

.
Pn = closing price of the share on its main market corresponding to the Dn payment day

For the purpose of revaluing each of the shares, the prices corresponding to the main market for each institution will be taken as benchmark prices. The revaluation will be measured in the currency in which each institution publishes its earnings.

4.2
That the Earnings Per Share (EPS) of Banco Santander Central Hispano, S.A. (calculated as the Earnings attributed to the Group in a financial year divided by the average number of shares outstanding during that time) grows more than that corresponding to 20 of the 29 international financial institutions listed in section 4.3 of this Clause, measured under the same conditions.

In the case of Santander, the earnings attributable to the Group will be understood as the figure reflected in the profit and loss account of the Annual Consolidated and Audited Accounts of Banco Santander Central Hispano, S.A. and the Companies included within Grupo Santander in each financial year. For the rest of the institutions the benchmark will be the figure resulting from the equivalent legal documentation.

For the purpose of the growth of the EPS, that corresponding to the 2003 financial year (€ 0,55 in the case of Santander) will be used as the starting benchmark, and that corresponding to the 2006 financial year as the arrival benchmark. The growth of the EPS of each institution will be measured in the currency in which each one publishes its earnings.

Both for the purpose of the condition referring to the revaluation of the shares and that referring to the growth of the EPS, any institutions acquired by others or that disappear as such as the result of a merger or for any other reason, will be considered superseded.

4.3	The institutions and/or shares referred to in points 4.1 and 4.2 of this document are the following:

- CITIGROUP	- UBS
- BANK OF AMERICA	- CREDIT SUISSE FIRST BOSTON
- JP MORGAN CHASE	- BNP PARIBAS
- WELLS FARGO	- SOCIETE GENERALE
- WACHOVIA	- CREDIT AGRICOLE
- US BANCORP	- DEXIA
- FIFTH THIRD BANCORP	- BBVA
- HSBC	- DEUTSCHE BANK
- ROYAL BANK OF SCOTLAND	- ABN AMRO
- BARCLAYS	- UNICREDITO
- HBOS	- BANCA INTESA
- LLOYDS TSB	- SANPAOLO IMI
- ROYAL BANK OF CANADA	- NORDEA BANK AB
- BANK OF NOVA SCOTIA
- NATIONAL AUSTRALIA BANK
- COMMONWEALTH BANK OF AUSTRALIA

FIVE. – EXERCISE PERIOD.

5.1	The assigned options may not be exercised before 15th January 2008 (Exclusion Period).

A period of 12 months from the conclusion of the Exclusion Period is established as the period for exercising the options, i.e., from 15th January 2008 until 15th January 2009, inclusive (Exercise Period).

5.2	Once the Exclusion Period has elapsed, the Officer may, throughout the entire Exercise Period, convert into cash the rights recognised in this agreement.

5.3	Once the last day of the Exercise Period has elapsed, the options granted and not exercised will cease to be valid and may not be exercised, no rights being attributed to the holder of the same.

SIX.- EXERCISING THE OPTIONS.

6.1
The options granted may be converted into cash, totally or partially but always within the Exercise Period, through two alternative mechanisms: Simple Exercising and Exercising by Difference, as detailed in the following sections. The exercising of the option should be notified to the Institution by using the model established for each case.

6.2
In the case of Simple Exercising, the Officer will notify the Institution, using the respective notification model, of his/her decision to convert into cash, through this system, all or part of the outstanding options and to pay the price per share as established in clause THREE.

The Institution should undertake all the necessary formalities to put into effect the sale of the shares corresponding to each Officer no later than the second business day after receiving the notification, and the Officer should pay the amount due for the Exercise Price of the shares to be acquired on the same date.

The Officer will be responsible for the total amount payable in respect of income tax or equivalent tax on the income generated by the exercising of the options.

6.3
In the case of Exercising by Difference, the Officer will likewise notify the Institution, using the respective model, of his/her decision to convert into cash, through this system, all or part of the outstanding options. In this case the Institution will hand over to the Officer, no later than the fourth business day after receiving the notification and without consideration, the number of Santander shares resulting from the following formula:

N.A. =	(P.A. – P.E.) x N.O. – IRPF
P.A.

Where:

N.A. =	Number of shares to be handed over to the Officer. In the case of a decimal number, this will be rounded up to the next unit.

P.A. =	Opening price of the Santander share in its main market on the second business day following the receipt of the exercise notification.

P.E. =	Exercise Price.

N.O. =	Number of options exercised.

IRPF =
Amount corresponding to the payment on account of Personal Income Tax (or other equivalent tax in the country of fiscal residence of the Officer at the time of exercising the option) to be made by the Institution on the Officer’s behalf.

SEVEN.- SHARE AVAILABILITY COMMITMENT BY THE INSTITUTION.

From the time that the purchase options can be exercised, Santander undertakes to facilitate the acquisition of a sufficient number of shares in order for the rights recognised in this agreement may be converted into cash.

EIGHT.- CAPITAL DILUTION DURING THE PERIOD FOR GRANTING THE OPTIONS.

8.1
In the event that a dilution of share capital occurs owing to the division of the nominal price of the shares in the period between the date of this agreement and the last day of the Exercise Period, the grantor undertakes, with respect to the options not exercised, to adjust the option price downwards by the respective theoretical value, and to adjust the number of options to be exercised upwards, where applicable.

8.2
Any dilutive effect resulting from capital increases associated with consecutive and prior capital reductions aimed at re-establishing net worth stability arising from losses is excluded from the guarantee established in the preceding paragraph.

NINE.- TRANSFER OF OPTIONS.

The purchase options are non-transferable to third parties, with the exceptions stated in clause ten.

TEN.- PERSONAL AND EMPLOYMENT CIRCUMSTANCES OF THE OPTION HOLDER  AFFECTING THE PURCHASE OPTION.

10.1
The voluntary extinction of the employment relationship by the Officer or termination due to justified dismissal for disciplinary or objective reasons, will automatically result in the loss of the right to exercise the options.

10.2
Whenever the employment relationship is extinguished because of retirement or pre-retirement upon the initiative of Santander or an institution of the Group that is the employer, or because of permanent disability, the Officer will not lose his/her option right, which he (she may exercise under the terms and conditions and within the periods it was granted.

10.3	The extinction of the employment relationship due to retirement or pre-retirement upon the initiative of the Officer will automatically result in the loss of the right to exercise the options.

10.4
In the event that the Officer requests a leave of absence, and this is recognised by the Institution, if the Exclusion Period has elapsed, the purchase option should be exercised within the 15 days following such recognition. If the leave of absence occurs prior to the commencement of the Exercise Period, unless it is involuntary or special owing to the Officer’s transfer to a company of the Group, such Officer will lose any option rights.

If the leave of absence is involuntary and occurs prior to the commencement of the Exercise Period, the Officer should exercise his/her options within a period of 15 days following the conclusion of the aforementioned exclusion period.

In the case of a special leave of absence owing to the transfer of the Officer to another company of the Group, the stipulations of this agreement will continue to be valid in such Officer’s new situation.

10.5
In the event of the death of the Officer prior to exercising the purchase option, his/her legal heirs may exercise, in place of the decedent, the share purchase options under the terms and conditions and within the same periods as those granted to the latter.

10.6
The removal of the Officer from his/her post will not involve the loss of the rights established herein, unless it entails the extinction of his/her contract under the terms expressed in the preceding points.

ELEVEN.- EXTINCTION OF THE PURCHASE OPTION.

The options granted hereunder will be extinguished in the following circumstances:

a)	When the options are exercised within the established periods.

b)	When the Exercise Period expires without the option holder or his/her heirs having notified their decision to exercise the options.

c)	By express decision of the Grupo Santander Evaluation & Bonus Corporate Committee when:

-	The results of the Officer’s individual evaluation, in the two interim financial years of 2005 and 2006 during which time the Plan is effective, shows a result of “Performance to be Improved”, or when

-	The Unit, Area or Country in which the Officer renders his/her services returns results below 80% of the budgeted figure in the 2005 and 2006 financial years.

d)	Owing to the termination of the employment relationship, except in the circumstances stated in clause 10.

e)	Because of general reasons for the extinction of the obligations.

TWELVE.- APPROVAL BY THE GENERAL SHAREHOLDERS’ MEETING.

This agreement and all its consequences are subject to the approval of the stock options plan by the General Shareholders’ Meeting. It will be understood that this condition cannot be met if such approval is not given at the next General Meeting to be held or prior to 1st July 2005.

THIRTEEN.- JURISDICTION.

Any conflict arising from this agreement, which is governed by the Spanish legal system, will be submitted to the jurisdictional bodies of Madrid.

And as proof of their acceptance of the content of this agreement, the parties have hereby signed it in duplicate on the date and at the place first above written.